Exhibit 99.1

SUPPLIER CODE OF CONDUCT

PURPOSE AND SCOPE

The Supplier Code of Conduct (the “Code”) sets out the principles and standards expected of suppliers, their employees and contractors (collectively, the “Suppliers”) to meet while in the provision of goods and/or services to TransAlta Corporation and its subsidiaries and affiliates (collectively, “TransAlta”). The Code is a representation of TransAlta’s values and reflects the emphasis placed on these values as an organization. Suppliers are to provide acknowledgement of this Code as a condition of engagement. It is also expected that Suppliers will comply with all laws, rules and regulations applicable to TransAlta’s business in the countries in which it operates, including but not limited to those related to business practices, labour and employment, immigration, human rights, modern slavery and human trafficking, health and safety, privacy, confidentiality, conflict of interest, bribery and corruption. Violations or potential violations of this Code may result in termination. The Code is not to be read in lieu of but in addition to your obligations as set out in any standard terms and conditions or other contractual agreements with TransAlta.

We expect our Suppliers to adhere to and implement the principles and practices expressed in the Code, as such compliance with the Code is the responsibility of the Supplier. TransAlta may wish to monitor a Supplier’s compliance to the Code using Suppliers’ self-evaluation, implementing ongoing improvement programs and requesting information. TransAlta expects cooperation and transparency during the compliance verification process.

HEALTH AND SAFETY

TransAlta is committed to the health and safety of its employees, Suppliers and the public. Suppliers are expected to conduct work in a safe manner and in compliance with all applicable safety rules, laws, procedures, and standards.

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Public Safety: TransAlta is dedicated to the protection of its people, the public, the environment and TransAlta’s physical assets. Suppliers should take every precaution to protect their people, the public, the environment and TransAlta’s physical assets. Suppliers are accountable for following established procedures and working in a manner that safeguards themselves, co-workers, the public, the environment and TransAlta’s assets.

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Emergency Preparedness: Suppliers are to possess the required competencies and training to perform job responsibilities, including risk mitigation, emergency response planning and preparedness, hazard identification, hazard control and monitoring hazard control effectiveness.

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Use of Drugs and Alcohol: TransAlta has a zero tolerance drug and alcohol policy while engaged in business activities. The use of alcohol and drugs may adversely affect the ability of a person to work in a safe manner. It is our priority to minimize the risk of unsafe and unsatisfactory performance due to the use or after-effects of illicit drugs, alcohol, medications and other mood-altering substances. Suppliers are expected to report fit for work and remain fit for work throughout their work day or shift while on TransAlta business, its premises and worksites, including when operating equipment and vehicles, and scheduled on standby.

LABOUR ISSUES AND HUMAN RIGHTS

TransAlta is committed to a work environment where all employees feel safe and are valued for the diversity they bring to our business. We honour domestic and internationally accepted labour standards and support the protection of human rights. TransAlta expects Suppliers to know and uphold the human rights of all workers, whether temporary or contract employees, and to treat all their workforce members with dignity and respect, providing them with safe working conditions.

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Harassment: Suppliers should not tolerate harassment or any acts of violence or threatening behavior in the workplace. Generally speaking, harassment is any improper words or behavior that demean, humiliate or embarrass a person. This includes touching, pushing, comments (including jokes and name-calling) and visual displays (such as posters and cartoons) that could be perceived as insulting, intimidating, humiliating, malicious or otherwise offensive or create an uncomfortable or threatening work environment. Behaviour that may promote physical violence in the workplace or any sexual, religious, age-related or racial harassment should not be tolerated.

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Equal Treatment: Suppliers should value the perspectives of others and promote equal treatment of its employees. A high priority is placed on respect in the workplace and in working relations. TransAlta expects Suppliers to be informed and uphold the rights of all workers treating them with respect and providing safe and humane working conditions.

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Forced Labour: Forced, or compulsory labour (including human trafficking and modern slavery) is not used. This includes the transportation, harboring, recruitment, transfer, or receipt of persons by means of threat, force, coercion, abduction, fraud, or payments to any person having control over another person for the purpose of exploitation. All work must be voluntary, and workers shall be free to leave work or terminate their employment with reasonable notice. Workers must not be required to surrender any government issued identification, passports, or work permits as a condition of employment.

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Child Labour: Child labour (under the age of 15) is not used. Child labour under the age of 18 years is also prohibited under circumstances that are contrary to the laws applicable in Canada or, if provided or offered to be provided outside Canada, under circumstances that, if provided or offered to be provided in Canada, would be contrary to the laws applicable in Canada, or that would otherwise constitute the worst forms of child labour.[1]

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The “worst forms of child labour” is defined in accordance with Article 3 of the Worst Forms of Child Labour Convention, 1999, adopted at Geneva on June 17, 1999 (travail des enfants) and comprises: (a) all forms of slavery or practices similar to slavery, such as the sale and trafficking of children, debt bondage and serfdom and forced or compulsory labour, including forced or compulsory recruitment of children for use in armed conflict; (b) the use, procuring or offering of a child for prostitution, for the production of pornography or for pornographic performances; (c) the use, procuring or offering of a child for illicit activities, in particular for the production and trafficking of drugs as defined in the relevant international treaties; or (d) work which, by its nature or the circumstances in which it is carried out, is likely to harm the health, safety or morals of children.

ENVIRONMENTAL LEADERSHIP

TransAlta is a clean electricity leader and is working towards a clean electricity future while striving to enhance the quality of life in those communities and regions that we serve. We are committed to being an environmental leader through our actions and compliance with all applicable environmental laws and regulations by operating in an environmentally responsible manner.

•	Compliance with Environmental Legal Requirements: Suppliers are to carry out operations in full compliance with applicable environmental laws, regulations and standards.

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Pollution Prevention and Resource Preservation: Suppliers should identify opportunities to reduce or minimize waste, hazardous materials and pollution while finding ways to improve resource and materials use efficiency.

STAKEHOLDERS AND SOCIETY

TransAlta has historically been and remains committed to diversity as exhibited by its Workplace Diversity Policy. We believe that our commitment to diversity will enhance our competitive advantage and benefit TransAlta and all of our stakeholders.

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Supplier Diversity: We expect our Suppliers to promote diversity, equity and inclusion. TransAlta is committed to the hiring of ethnically diverse employees throughout the organization. TransAlta believes that diversity enhances both the quality and effectiveness of our performance and is an essential element to effective corporate governance. In our view, diversity provides crucial insights and perspectives that we believe will produce stronger results across a number of key performance indicators, enhance our competitive advantage and promote a strong workplace culture. Suppliers should provide similarly diverse business opportunities within the communities in which they operate.

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Indigenous Relations: TransAlta is dedicated to developing sustainable and mutually beneficial relationships with our Indigenous communities. Suppliers are encouraged to learn and benefit from engagement with Indigenous groups in all regions of business activity to better understand how Indigenous participation, inclusion and knowledge can impact performance. It is expected that Suppliers will work with identified Indigenous communities to achieve sustainable benefits.

•	Non-Discriminatory Practices: Discrimination and harassment are prohibited, including, but not limited to, discrimination or harassment based on any characteristic protected by law.

ETHICAL BUSINESS CONDUCT

TransAlta expects Suppliers to conduct business in accordance with the highest ethical standards, including, but not limited to, the following:

•	Business Integrity: All forms of bribery, corruption, extortion, embezzlement, and money laundering are prohibited.

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Criminal and Civil Claims: Suppliers are to inform TransAlta of any recent, current or pending criminal investigations or charges as well as any recent, current or pending civil litigation against it or its employees that could adversely impact TransAlta, whether operationally, financially or reputationally.

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Related Party Disclosure: Suppliers are to confirm their company is not controlled or jointly controlled by any of TransAlta’s key management personnel. Parties related to TransAlta must be appropriately identified to ensure transactions and outside balances with such parties are fully disclosed.

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Cyber Security: Suppliers are to safeguard the integrity and security of their systems to protect against cyber risks to TransAlta’s information, networks and products. To report a cyber security threat or issue, please contact IT_Security@transalta.com.

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Insider Trading: Suppliers must comply with all applicable securities laws and regulations to ensure that material, non-public information (“insider information”) is only disclosed in accordance with the law. Suppliers are not to use insider information for personal profit or take advantage of insider information by providing information to external parties.

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Competition and Antitrust: Suppliers should not engage in activities that would constitute or reasonably appear to constitute an unreasonable restraint of trade, unfair trade practice or other anti-competitive course of conduct in violation of competition and antitrust laws. Some activities that may be governed by these laws include, but are not limited to, arrangements between competitors related to price-fixing, bid-rigging and fixing or limiting production or supply. Competition and antitrust laws differ from country to country and Suppliers should seek advice if they are unsure whether their activities may be regulated by these laws.

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Anticorruption: Suppliers are to comply with all applicable laws and regulations on corruption, bribery, prohibited business practices and extortion. Illegal payments are not to be made or approved under any circumstances. Bribery includes directly or indirectly making a payment or giving a reward, advantage, kickback or benefit or anything of value to a foreign government official or to a government official of one’s own country to obtain or retain business or any other improper advantage or for any improper or corrupt purpose, for the benefit of a Supplier.

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Responsible Procurement: Suppliers are to take reasonable steps to ensure materials and services are procured from ethical sources. This includes not benefiting, directly or indirectly, from child or forced labour or any other discriminatory work practices. Suppliers must ensure that materials used in the products they supply do not contain conflict resources such as metals derived from minerals that originated from a conflict region that directly or indirectly benefits armed groups.

TransAlta may from time to time request the Supplier to provide it with information regarding its corporate structure (including any relevant subcontractors), its policies in relation to any of the topics contained within this Code (including forced labour and child labour), the steps that the Supplier has taken to assess, manage, remediate or provide training in respect of any of the topics covered by this Code.

CONFLICTS OF INTEREST

Suppliers should avoid situations where personal interests could conflict, or appear to conflict, with their duties and responsibilities to TransAlta. A conflict of interest may occur where involvement in any activity, with or without the involvement of another party, prevents the proper performance of the Supplier’s duties to TransAlta. A conflict of interest may also occur where involvement in an activity creates, or appears to create, a situation where judgment or the ability to act in the best interests of TransAlta is affected. When faced with an actual or potential conflict of interest, the supplier is to disclose the conflict of interest, in writing, to its most senior TransAlta contact and also send an email to conflicts@transalta.com. Supplier shall correct any actual or potential conflict of interest as reasonably directed by TransAlta.

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Fairness: It is the expectation that Suppliers will exercise good business judgment in extending business courtesies and never accept or offer bribes, favours or “kickbacks” for the purpose of securing business transactions. Suppliers must not engage, directly or indirectly, in corruption, fraud, bribery, kickbacks, money laundering, embezzlement, extortion or any other form of corruption. Suppliers may not, directly or indirectly, give or receive improper business advantage or anything of value in exchange for preferential treatment.

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Gifts and Entertainment: Suppliers are not to receive or give a gift in the form of cash or negotiable securities, and should never compromise, or appear to compromise, TransAlta’s ability to make sound and objective decisions. Though giving or receiving a gift is not prohibited, the gift must not be excessive and must be within the limits of responsible and generally accepted business practice. The nature of any gifts or entertainment must not, by their quality, quantity or timing, be used by Suppliers to gain improper advantage or preferential treatment with TransAlta.

ENGAGEMENT WITH EXTERNAL PARTIES

TransAlta engages in transparent, honest and responsible communications in all its dealings. Suppliers are expected to engage in a similar manner if referencing TransAlta or communicating with external parties.

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Public Speaking: Suppliers are not to represent TransAlta in any external communications unless expressly authorized to do so. Prior approval from TransAlta is required for any public speaking engagement that references TransAlta.

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Communicating with Government Agencies, Regulators or other Officials: Suppliers are not to engage with government/regulatory officials on behalf of TransAlta or appear to represent TransAlta in any of these communications, unless the Supplier is expressly authorized to do so by TransAlta.

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Representing TransAlta: While everyone has the right to express personal views, Suppliers are not to participate in activities that may compromise TransAlta’s image or reputation. This includes activities that would be considered to disparage, defame, embarrass or harass TransAlta or its employees by expressing views on any medium, including in print, or via electronic communication (e.g. blogs, online social media, email or webpages).

RAISING A CONCERN

TransAlta is committed to a culture of transparency and encourages all Suppliers, workers and other stakeholder to speak up about any issues, concerns and suspected violations of TransAlta’s policies. All ethical or legal concerns related to the Code can be reported to TransAlta’s Ethics Help Line. All concerns raised will be kept in confidence to the extent appropriate and permitted by law. Information will only be shared in circumstances where it is necessary to completely and fairly resolve the concern.

The Ethics Helpline can be reached at 1-855-374-3801 (Canada/US) and 1-800-40-5308 (Australia) or via internet: http://transalta.ethicspoint.com

ACKNOWLEDGEMENT

I have read and understood the content, requirements and expectations of the Code and agree to comply with the letter and spirit of the Code.

I further acknowledge by signing this Acknowledgement that all work performed on behalf of TransAlta will be undertaken by those with the expertise, skills and certifications necessary to uphold the principles and meet the standards of this Code.

Company Name:	Name:

Date:	Signature: